Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
SECOND QUARTER AND FIRST HALF 2011 RESULTS

Santiago, Chile, August 26th, 2011 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the second quarter and six-month period ended June 30, 2011. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2011 (US$1.00=Ch$468.15).

Highlights 2Q2011 v. 2Q2010

●	Total sales rose by 4.9%.
●	Bottled export sales in Chilean pesos decreased 12.2%.
●	Bottled export shipments decreased 14.3% to 4,732,243 cases.
●	Bottled domestic sales increased 11.9% by value and increased 1.4% in volume.
●	Operating income declined by 13.5%, operating margin was 11.5% compared to 14.0% in 2Q10.
●	Net income decreased 22.0% to Ch$9,578 million (US$20.5 million).
●	Ebitda decreased 7.1% to Ch$15,719 million (US$33.6 million). Ebitda margin was 15.2%.
●	Earnings per share decreased 22.0% to Ch$ 12.82.
Highlights 1H2011 v. 1H2010

●	Total sales rose by 10.0%.
●	Bottled export sales in Chilean pesos increased 0.4%.
●	Bottled export shipments increased 1.3% to 9,283,932 cases.
●	Bottled domestic sales increased 9.8% by value and decreased 4.0% by volume.
●	Operating income declined 8.1%, operating margin was 10.4% in 1H11 compared to 12.5% in 1H10.
●	Net income decreased 14.6% to Ch$16,057 million (US$34.3 million).
●	Ebitda declined 1.9% to Ch$26,574 million (US$56.8 million). Ebitda margin decreased to 14.5% from 16.3%.
●	Earnings per share decreased 14.6% to Ch$ 21.49.

Comments of the CEO

In the second quarter of this year our export volumes decreased, while continuing our direction of increases in prices and product mix. Partially, this decrease is explained by the high comparison base of the same quarter last year, which was affected by the earthquake in February 27, 2010. March 2010 shipments were delayed to April and May, so the second quarter of 2010 shows higher volumes than usual.

In the first half of 2011, we faced a strong Chilean peso and higher grape prices, those two effects pressured our margins; however in this half our net sales grew by 10% and our EBITDA decreased 1.9%.

This report is the first one including our new subsidiary in the U.S.: Fetzer, that we acquired in April 15, 2011. In the 2Q 2011, Fetzer represented a 11.6% of our total sales, and in the 1st half of 2011, Fetzer sales amounted to a 6.6% of total sales.

In the domestic market, of bottled wine volumes rose 1.4% while our sales have increased by 11.9% in this quarter against last year’s quarter. The premium wines have continued to grow, they grew 24.2% in volume in the quarter.

Our business in Argentina is continuing its trend increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined both in the domestic market and in the export market.

Second Quarter 2011 Results

Total Revenues

Total revenues increased 4.9% to Ch$103,643 million (US$221.4 million) from Ch$98,805 million (US$211.1 million). For the quarter, growth was driven by larger sales in the Chilean domestic market and the incorporation of Fetzer (since April 15th). The Bottled export sales decreased 12.2% affected by the Chilean currency and the high comparison base of 2Q10. Because of the earthquake on February 2010, March shipments were delayed to April and May increasing 2Q10 sales.

Table 1 Total Revenues (in Ch$ million)

			Change			Change
	2Q11	2Q10	(%)	1H11	1H10	(%)
Export sales(1)	62,317	71,251	-12.5%	118,574	118,074	0.4%
Domestic sales–wine	15,610	13,977	11.7%	27,907	25,433	9.7%
Domestic sales–other products	6,227	5,370	16.0%	10,572	8,486	24.6%
Argentina exports(2)	3,902	4,557	-14.4%	7,004	7,816	-10.4%
Argentina domestic	1,669	1,862	-10.4%	3,307	3,641	-9.2%
U.S.A. (Fetzer)	12,061	—	—	12,061	—	—
Other revenues	1,858	1,787	4.0%	3,825	3,128	22.3%
TOTAL	103,643	98,805	4.9%	183,250	166,579	10.0%

Table 2 Sales of Bottled Wine (in Ch$ million)

				Change			Change
		2Q11	2Q10	(%)	1H11	1H10	(%)
Sales (in Ch$ million)
Export Markets		62,270	70,828	-12.1%	118,537	117,203	1.1%
Domestic Market - Wine		15,534	13,886	11.9%	27,831	25,342	9.8%
Domestic Market - Other Products		6,227	5,370	16.0%	10,572	8,486	24.6%
Argentina Exports		3,902	4,557	-14.4%	7,004	7,816	-10.4%
Argentina Domestic		1,578	1,862	-15.2%	3,111	3,641	-14.6%
U.S.A. (Fetzer)		11,917	0	—	11,917	0	—
Total Sales		101,427	96,503	5.1%	178,972	162,489	10.1%
Volume (thousand liters)
Export Markets (1)		39,707	46,103	-13.9%	78,288	76,044	3.0%
Domestic Market - Wine		16,862	16,626	1.4%	31,071	32,356	-4.0%
Argentina Exports (2)		2,883	3,582	-19.5%	5,268	6,452	-18.4%
Argentina Domestic		1,327	1,737	-23.6%	2,698	3,492	-22.7%
U.S.A. (Fetzer) (2)		4,483	0	—	4,483	0	—
Total Volume		65,263	68,047	-4.1%	121,807	118,343	2.9%
Average Price (per liter)	Currency
Export Markets	US$	3.34	2.89	15.5%	3.19	2.93	8.8%
Domestic Market - Wine	Ch$	921.2	835.2	10.3%	895.7	783.2	14.4%
Argentina Exports	US$	2.88	2.40	20.2%	2.80	2.30	21.7%
Argentina Domestic	US$	2.53	2.02	25.3%	2.43	1.99	22.1%
U.S.A. (Fetzer)	US$	5.67	0	—	5.67	0	—

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil and Singapore).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues

Export sales decreased 12.6% totaling Ch$66,219 million as compared to Ch$75,808 million for the same quarter last year. This decrease was driven by a 14.3% decrease in volumes commercialized. The average prices increased 15.8% in US$; this price increase was compensated by the negative impact of the appreciation of the Chilean peso against all major currencies. For the quarter, the Chilean peso appreciated against the US dollar by 11.7% and 3.2% against the sterling pound. Regarding the Euro, the Chilean peso depreciated 0.7% in this period compared to last year.

●	Bottled Wine Sales - Volume:

For the quarter, Company volumes exported decreased 14.3% with sales of 4,732,243 cases as compared to 5,520,457 cases in 2Q10.

Sales volumes decreased in many export areas. In the quarter, volumes exported to Europe decreased by 13.2%, the US decreased by 33.3% and Asia dropped by 6.0%. South America increased by 24.0%, led by the strong sales growth in the Brazilian subsidiary of 18.5%.

Graph 1
Export Volume by Region
2nd Quarter 2011

Chile Domestic Sales-wine

Total domestic bottled wine sales in Chile increased 11.9% to Ch$15,534 million (US$33.2 million) in 2Q11, from Ch$13,886 million (US$29.7 million) in 2Q10. This increase was explained by a 1.4% increase in volume, and an increase of 10.3% in the average price per liter. Domestic market bottled wine sales by volume totaled 16.8 million liters in the quarter.

The 1.4% increase in domestic volumes in Chile, is reflected by an increase of 2.1% in the Popular volumes following an 8.5% increase in the average price for this category. In the Blend, Varietal and Premium Ranges, the company is showing increases in volumes and in average prices. This positive results obtained in this segments follows a consistent strategy and company focus, helped by the strong recognition of the premium wine portfolio.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the five-month period ended May 2011, Concha y Toro’s market share was 30.9%, 2 basis point lower than the 31.1% obtained in the same period of 2010.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$6,227 million (US$13.3 million). The 16.0% increase in this category from the same quarter last year showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the growth in the premium beer segment, in line with the increase of the general income levels in Chile.

Argentine Operations

Total revenues from the Argentine operation decreased 13.2% to Ch$5,570 million as a result of a 14.4% decrease in exports and a 10.4% decrease in domestic sales, partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 320.327 cases, a decrease of 19.5% over 2Q10. In US dollar terms, exports decreased 3.2% to US$8.3 million, the average price in US dollars increased 20.2%.

On the domestic side, sales in Argentina by volume decreased 23.6% to 147.461 cases. Besides this decrease in volumes, Sales Revenues in US dollars decreased 4.3% to US$3.4 million, reflecting an increase in average price in US dollars of 25.3%.

U.S.A (Fetzer)

Fetzer sales totaled Ch$12,061 (US$25.8 million) considering 498,113 cases. Because Fetzer started on April 15th 2011, there is no comparison against last year. In the quarter Fetzer represented 11.6% of our total sales, and 6.9% of our total volume of bottled wines.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and other products, increased 4.0% to Ch$1,858 million (US$4.0 million).

Cost of Sales

For the quarter, the total cost of sales rose 6.4% to Ch$66,735 million (US$142.55 million) from Ch$62,722 million (US$134.0 million) in 2Q10. The cost of sales as a percentage of total sales increased to 64.4% from 63.5%, mainly as a result of a higher grape cost as compared to the same quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 12.1% to Ch$24,970 million (US$53.3 million). This increase is mainly explained by larger expenses in the foreign distribution subsidiaries. As a percentage of sales, SG&A increased to 24.1% from 22.6% in 2Q10.

Operating Income

Operating income decreased 13.5% to Ch$11,937 million (US$25.5 million) in 2Q11 compared to Ch$13,799 million (US$29.5 million) in 2Q10. The operating margin decreased to 11.5% from 14.0%, as a result of a higher average direct cost and the appreciation of the Chilean peso.

Non-Operating Result

The non-operating result showed a gain of Ch$286 million (US$ 0.61 million) as compared to a gain of Ch$ 1,562 million (US$ 3.3 million) in 2Q10. This is mainly explained by higher Interest    expenses due the debt increase to acquire Fetzer. Interest expenses increased 90.7%, totaling Ch$ 1.594 million (US$3.4 million) as compared to Ch$ 836 million (US$1.8 million) in the same quarter last year. As of June 30, 2011 total financial debt was Ch$193,122 million (US$412.5 million) as compared to Ch$ 96,953 million (US$207.1 million) as of June 30, 2010.

The lower non-operating result is also explained by a lower Exchange differences gains in the quarter, in which, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit for this concept in 2Q11 was Ch$1,783 million (US$3.8 million) as compared to Ch$ 2,936 million (US$ 6.3 million) in 2Q10 . This result relates to forward positions taken by the Company as part of its exchange-rate hedging and fixing strategy related to its exports.

Net Income and Earnings per Share (EPS)

Net income for the period declined 22.0% to Ch$9,579 million (US$20.5 million) from Ch$12,281 million (US$26.2 million). Based on 747.005.982 subscribed and paid-in shares as of June 30, 2011, Concha y Toro’s earnings decreased to Ch$12.82 per share from Ch$ 16.44 per share in the same quarter last year.

First Half 2011 Results

Total Revenues

Total revenues for the first half 2011 increased 10.0% to Ch$ 183,250 million (US$391.4 million), from Ch$166,579 million (US$355.8 million) in 1H10. This result softens the earthquake effects of 2010 in the comparison base,  and provides a better comparison with the 2010.
This figure reflects a mainly a repositioning of the brands of Concha y Toro to reach higher price points in the export markets, accompanied by increases in volumes, a continued strategy of increases in prices in the domestic market to compensate the effect of higher wine cost, and an increase in the domestic sales of other products. All of these effects have been negatively affected by the negative impact of currency movements.

Export revenues

Export sales decreased 0.2% totaling Ch$ 125,578 million (Ch$ 125,890 million in 1H2010). In spite of a 1.3% increase in volumes sold, the sales were affected by the negative impact of the appreciation of the Chilean peso against all major currencies.

For the first half, the Chilean peso appreciated against the US dollar by 9.8%, 3.5% against the Euro and 3.8% to the sterling pound.

● Bottled Wine Sales – Volume:

For the six-month period, export volumes increased 1.3% with sales of 9,283,932 cases as compared to 9,166,160 cases in 1H10.

In this period we highlight the growth in volumes in the Asian market, despite the negative effect of the Japanese earthquake in March 2011, and strong volume growth in Latin America. Shipment to Asia increased 3.1% and South America 32% led by strong sales in Brazil.

Sales volume in Continental Europe decreased 10.5%. In the UK sales volume increased 4.0%, and by value, sales increased by 9.8% measured in US$. This is explained by an increase of 5.6% in the average price per case.

Export Volume by Region:
First Half 2011

Overall, volume growth was driven by sales in the popularl and premium segments, with growths of 28.5% and 1.8% respectively.

Domestic Sales, Chile

Bottled domestic wine sales increased 9.8% to Ch$27.831 million (US$59.4 million) in 1H10, from Ch$25,342 million (US$54.1 million) in 1H10, following a 4.0% drop in volume and a 14.4% increase in the average price. The volume of bottled wine sales on the domestic market totaled 31.07 million liters this half year.

This positive results obtained in this segments follows a consistent strategy and company focus, helped by the strong recognition of the premium wine portfolio.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$10,572 million (US$22.6 million), increasing 24.6% from 1H2010.

Argentine Operations
Revenues of Ch$10,311 million were achieved by our Argentine businesses following a 10.4% decrease in bottled export sales and a 9.2% decrease in domestic revenues.

For the first half of the year, Trivento’s exports of bottled wine totaled 585.299 cases representing a decrease of 18.4%. By value, exports totaled US$14.7 million, decreasing 0.6% as compared to the same period of 2010. This decrease is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points.

Domestic market sales volume presented a decrease of 22.7%, with a total volume of 299,764 cases. In US dollar value terms, sales decreased 5.6% to US$6.5 million.

U.S.A (Fetzer)

Fetzer sales totaled Ch$12,061 (US$25.8 million) considering 498,113 cases. Because Fetzer started on April 15th 2011, there is no comparison against last year. In the first half of this year Fetzer represented 6.6% of our total sales, and 3.7% of our total volume of bottled wines

Other Revenues
Other revenues increased 22.3% against last year to Ch$3,825 million (US$ 8.2 million).

Cost of Sales

For the first half of 2011, the total cost of sales rose 3.2% to Ch$ 120,328 million (US$ 257.0 million) from Ch$ 105,973 million (US$ 226.4 million) in 2010. The cost of sales as a percentage of total sales rose to 65.7% from 63.6% mainly resulting from a higher grape cost as compared to the same period last year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.1% to Ch$43,797 million (US$93.6 million) from Ch$ 39,791 million (US$85.0 million). As a percentage of revenues, SG&A remained in 23.9% as in 1H10.

Operating Income

Operating income decreased 8.1% to Ch$19,125 million (US$ 40.85 million) compared to Ch$20,814 million (US$ 44.5 million) in the first half of 2010. The operating margin decreased to 10.4% from 12.5%; this reflects mainly the higher average cost in this period and the appreciation of the Chilean peso.

Non-Operating Results

Non-operating result decreased 72.2% to Ch$686,964 million (US% 1.5 million) compared to Ch$2,471 million (US$ 5.3 million) in the first half of 2010.  This is mainly explained by higher Interest expenses due the debt increase to acquire Fetzer, Interest expenses increased by 43.8%, totaling Ch$ 2,319 million (US$5.0 million) as compared to Ch$ 1,613 million (US$3.4 million) in the same half last year. As of June 30, 2011 total financial debt was Ch$193,122 million (US$412.5 million) as compared to Ch$ 96,953 million (US$207.1 million) as of June 30, 2010.

The lower non-operating result is also explained by a lower Exchange differences gains in the half, in which, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit for this concept in 1H11 was Ch$3,208 million (US$6.9 million) of Ch$ 4,623 million (US$ 9.9 million) in 1H10.

Net Income and Earnings per Share (EPS)
Net income for the period decreased 14.6% to Ch$ 16,056 million (US$34.3 million) from Ch$18,807 million (US$ 40.2 million). Concha y Toro’s EPS decreased to Ch$ 21.49 per share from Ch$ 25.18

Balance Sheet

Assets
As of June 30, 2011, the Company’s consolidated assets totaled Ch$728,954 million (US$1,557 million).

In respect to June 2010, there is an increase in current assets of Ch$ 124,553 million due mainly to an increase in inventories.

Liabilities

As of June 30, 2011 net financial debt stood at Ch$ 172,220 million (US$367.9 million) representing a year-on-year increase of Ch$ 80,950 million (US$172.9 million), this is because of the debt increase to acquire Fetzer.

*******************************

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company cultivates around 8,445 hectares of vineyards in Chile, 1,068 hectares in Argentina and 429 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,731 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A. Consolidated Income Statement (In thousands of constant Chilean pesos as of June 30, 2011)

	2Q 2011	2Q 2010	Change	1H 2011	1H 2010	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Operating Results
Sales revenues	103,643,304	98,805,261	4.9%	183,249,910	166,578,671	10.0%
Cost of sales	(66,735,511)	(62,722,798)	6.4%	(120,328,306)	(105,973,275)	13.5%
% of sales	64.4%	63.5%		65.7%	63.6%

Gross Profit	36,907,793	36,082,463	2.3%	62,921,604	60,605,396	3.8%
% of sales	35.6%	36.5%		34.3%	36.4%

Selling & Adm. Expenses	(24,970,886)	(22,283,715)	12.1%	(43,796,807)	(39,791,393)	10.1%
% of sales	24.1%	22.6%		23.9%	23.9%

Operating Income	11,936,907	13,798,748	-13.5%	19,124,797	20,814,003	-8.1%
% of sales	11.5%	14.0%		10.4%	12.5%
Non-Operating Results
-Non-operating income	194,477	88,310	120.2%	385,352	216,228	78.2%
-Equity income	216,296	29,360	636.7%	98,192	125,334	-21.7%
-Non-operating expenses	(195,613)	(284,241)	-31.2%	(295,592)	(410,595)	-28.0%
-Financial expenses	(1,593,965)	(836,030)	90.7%	(2,318,804)	(1,612,908)	43.8%
-Price level restatement	(118,055)	(371,092)	-68.2%	(390,347)	(469,503)	-16.9%
-Exchange differences	1,782,889	2,935,849	-39.3%	3,208,163	4,623,056	-30.6%

Non-operating result	286,030	1,562,156	-81.7%	686,964	2,471,612	-72.2%

Income before income tax	12,222,937	15,360,904	-20.4%	19,811,761	23,285,615	-14.9%
Less: income tax	(2,644,434)	(3,080,226)	-14.1%	(3,755,165)	(4,478,498)	-16.2%

Net Income	9,578,503	12,280,678	-22.0%	16,056,596	18,807,117	-14.6%
-Earnings per share (Ch$)	12.82	16.44	-22.0%	21.49	25.18	-14.6%

EBITDA	15,719,558	16,928,144	-7.1%	26,574,029	27,082,091	-1.9%
% sales	15.2%	17.1%		14.5%	16.3%

Viña Concha y Toro S.A. Consolidated Balance Sheet (In thousands of constant Chilean pesos as of June 30, 2011)

	As of	As of
	June 30, 2011	June 30, 2010
Assets

Cash and cash equivalents	20,901,640	5,683,353
Inventories	207,498,225	141,933,731
Accounts receivable	97,754,027	124,201,557
Biological current assets	3,575,758
Other current assets	12,362,908	26,176,160
Total current assets	342,092,558	297,994,801

Property, plant & equipment, net	250,987,557	227,533,019
Biological fixed assets	57,730,982	52,432,394
Other fixed assets	11,414,665	9,820,176
Other assets non current	66,728,411	16,619,815
Total non current assets	386,861,615	306,405,404
Total assets	728,954,173	604,400,205

Liabilities
Loans and other liabilities	39,285,295	49,990,034
Other current liabilities	132,225,785	122,382,191
Total current liabilities	171,511,080	172,372,225

Loans and other liabilities	153,836,424	46,962,916
Other non current liabilities	31,739,882	30,737,480
Total non current liabilities	185,576,306	77,700,396

Total Liabilities	357,087,386	250,072,621

Equity
Paid-in-capital	84,178,790	83,996,152
Retained earnings	284,142,937	261,264,695
Other reserves	3,545,054	9,066,733
Net equity attributable to parent	371,866,781
Minority Interest	6	4
Total Equity	371,866,787	354,327,584
Total Equity and Liabilities	728,954,173	604,400,205